
06017201

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY ASSEMBLY

The shareholders are hereby convoked for the ordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 27th October 2006, at 11.00 am, for the first convocation, and if necessary, on 3rd November 2006 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Report to the shareholders on the company performance and programmes, pursuant to article 12, paragraph two, of the company by-laws.
2. Acquisition and disposal of own shares: related and ensuing deliberations.

Pursuant to article 14 of the by-laws shareholders, for whom the Company has received the share certificate from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the

brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

The Six-monthly Report, dated 30th June 2006, inclusive of the Auditor's Report and eventual observations made by the Board of Auditors, as well as the Directors' Report on point 2 in the agenda will be available for public consultation at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange) and on the website, www.aem.it fifteen days before the assembly takes place.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli